July 9, 2012

VIA FEDEX AND FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated June 22, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2011.

Set forth below are the comments of the Staff conveyed in the Comment Letter and the Company’s responses thereto.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Hotel Revenue Measurements, page 40

1.	Please confirm to us that ADR reflects the average daily rate actually paid for occupied rooms and thus excludes complimentary rooms.

The Company’s policy is to include complimentary room revenue and occupied rooms provided to guests on a complimentary basis in the numerator and denominator, respectively, when calculating the average daily room rate.  The Company will clarify its disclosure in future filings as follows:

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Hotel revenue measurements:  Hotel occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily room rate, which is the average price of occupied rooms per day, are used as performance indicators.  The calculations of the hotel occupancy and average daily room rates include the impact of rooms provided on a complimentary basis.  Revenue per available room represents a summary of hotel average daily room rates and occupancy. Because not all available rooms are occupied, average daily room rates are normally higher than revenue per available room. Reserved rooms where the guests do not show up for their stay and lose their deposit may be re-sold to walk-in guests. These rooms are considered to be occupied twice for statistical purposes due to obtaining the original deposit and the walk-in guest revenue. In cases where a significant number of rooms are resold, occupancy rates may be in excess of 100% and revenue per available room may be higher than the average daily room rate.

Financial Statements

Consolidated Statements of Cash Flows, page 69

2.	Please disclose a breakdown of your capital expenditures between amounts paid to develop new projects and redevelopment activities.

The Company respectfully submits that it discloses a breakdown of capital expenditures by property or project on page 109 (Note 18 – Segment Information).  Additionally, on page 107 (introduction to Note 18 – Segment Information), the Company lists its operating properties as well as its projects that are under development in order to provide the reader with the detailed information necessary to understand the breakdown of capital expenditures between new projects and operating properties.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business of Company

Development Projects, page 71

3.
Please provide us with an update on the status of your delayed projects, particularly the project located on parcels 7 and 8 of the Cotai Strip properties and the Las Vegas Condo Tower project. Given the continued construction delays, explain to us how you determined the projects were not impaired as of December 31, 2011.

The Company’s delayed projects as of December 31, 2011 included its development of parcels 3 and 7 and 8 in Macao and the Las Vegas Condo Tower. The suspension of certain development projects as of December 31, 2011, was the result of near-term projected demand for its development projects and/or the requirement to obtain necessary government approvals.

On June 1, 2012, subsequent to the issuance of the Company’s Form 10-K for the year ended December 31, 2011, the Company furnished a Form 8-K announcing that it withdrew its appeal to the Macao government related to the government’s denial of the land concession for parcels 7 and 8.  The Company is continuing to evaluate the need for an impairment charge and will complete this assessment prior to the release of its financial results

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for the period ended June 30, 2012.  Regarding the Las Vegas Condo Tower, the Company believes the reduced demand for its development project is a near-term phenomenon that does not change the Company's opinion of the overall economic viability of the project.

Management applies the guidance in ASC 360-10-35-34 in evaluating its development projects for impairment.  In assessing the recoverability of its suspended development projects at December 31, 2011, the Company performed a probability weighted undiscounted cash flow analysis noting that future cash flows, including consideration of estimated costs to complete, were sufficient to recover the projected carrying value of each of the development projects and therefore concluded that no impairment charge was necessary.

The Company monitors its suspended development projects on an ongoing basis and reassesses the recoverability of such projects as impairment indicators arise.  The Company will continue to provide relevant disclosures related to its suspended development projects, as included in Note 1 of the consolidated financial statements in its Form 10-K for the year ended December 31, 2011 (pages 72 and 73) and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 52 and 53).

Capitalized Interest and Internal Costs, page 76

4.
We note your disclosure that you cease capitalization of interest on suspended construction projects when construction has been delayed for more than a brief period. Please clarify for us how you define "a brief period" in this context. In your response, tell us whether you currently have any delayed construction projects for which you continue to capitalize interest and the amount of interest capitalized during the current period and since the onset of the construction delays.

The Company’s determination of “a brief period” in the context of ceasing capitalized interest is a matter requiring significant judgment and is dependent on the facts and circumstances surrounding the construction activities, but would be best characterized as the period in which activities to get an asset ready for its intended use have been interrupted or delayed, but are not considered suspended.  Interruptions or delays would be situations caused by temporary external factors, such as weather, labor strikes or difficulties obtaining necessary equipment or labor.  Any delay lasting longer than a couple of months would be evaluated to ensure continued interest capitalization was appropriate.  A management decision to suspend a project for reasons other than the types of interruptions or delays cited above would result in the immediate cessation of interest capitalization.

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As of December 31, 2011, the Company’s delayed construction projects consisted of Parcels 3 and 7 and 8 in Macao and the Las Vegas Condo Tower.  No interest has been capitalized on these projects since the Company announced the suspension of these projects in November 2008.

Note 13 - Mall Sales

The Shoppes at The Palazzo, page 99

5.
Please provide us with a more detailed description of the terms of your settlement with GGP regarding the sale of The Shoppes at The Palazzo. In your response, please include a more detailed discussion of how you are accounting for the transaction with reference to the accounting literature relied upon to reach your conclusions.

On June 24, 2011, the Company and GGP Limited Partnership (“GGP”) signed a final agreement to settle all open issues associated with the sale of The Shoppes at The Palazzo, including the following key terms:

1.	Final sales price of $295.4 million, representing the cash previously received by the Company.
2.	The Company is required to complete certain construction and repair work.
3.	The Company received the right to receive 50% of the rental revenues from any kiosks placed in The Shoppes at The Palazzo.
4.	Space related to one of the tenants on the 2nd floor, included in the sale to GGP, was leased back to the Company for $1 per year for 99 years.

As the Company is leasing back certain tenant spaces from GGP, sale-leaseback accounting was the applicable authoritative accounting model as set forth in ASC 840-40. ASC 840-40-25-9 states that sale-leaseback accounting be used by a seller-lessee only when a sale-leaseback transaction involving real-estate includes all of the following criteria:

a)	A normal leaseback as described in ASC 840-40-20;
b)	Payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property (refer to ASC 360-20-40-9 through 40-24); and
c)
Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee described in ASC 360-20-40-37 through 40-64, ASC 840-40-25-13 through 25-14 and ASC 840-40-25-17.

The Company evaluated the transaction based upon the above criteria and determined that it did not qualify for sale-leaseback accounting due to various forms of continuing involvement, such as the requirement to complete certain construction and

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repair work (ASC 360-20-40-61) and the right to receive 50% of the rental revenues from any kiosks placed in The Shoppes at The Palazzo (ASC 840-40-25-17(c)).

A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback should be accounted for by the deposit method or as a financing, whichever is appropriate under ASC 360.  The continuing involvement noted above is addressed in ASC 360-20-40-(61-64), and per ASC 840-40-55-63, the financing method is required.

Under the financing method, the Company recorded the sales proceeds as a liability (financing obligation) and continued to report the property and equipment as an asset.  The property and equipment is depreciated and the financing obligation is amortized by lease payments made to GGP and imputed rental income related to the assets.

Note 16 - Employee Benefit Plans, page 106

6.
We note your disclosure that the company is self-insured for health care and workers compensation benefits for its U.S. employees. Please disclose a roll forward of your insurance claims for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

The Company respectfully submits that it believes the information to be included in a roll forward is immaterial to the Company’s financial statements.  The following information has been provided to respond to the Staff’s comment.  The liability for self-insured health care and workers compensation benefits for the Company’s U.S. employees was $13.4 million and $11.8 million at December 31, 2011 and 2010, respectively. In addition, the expense incurred for self-insured health care and workers compensation benefits totaled $74.7 million, $63.8 million and $68.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, and was recorded to the following expense line items on the consolidated statement of operations: Casino, Hotel, Food and Beverage, Convention, Retail and Other, General and Administrative, Corporate, and Pre-Opening.

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*   *   *   *   *   *   *   *

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Ira H. Raphaelson, Executive Vice President and Global General Counsel, at (702) 733-5503.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Executive Vice President and Chief Financial Officer

cc:	Ira H. Raphaelson Executive Vice President and Global General Counsel